SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35122; File No. 812-15490

Diameter Credit Company, et al.

February 1, 2024

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order ("Order") under sections 17(d) and 57(i) of the Investment

Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint

transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under

the Act.

Summary of Application: Applicants request an order to permit certain business development

companies ("BDCs") and closed-end management investment companies to co-invest in portfolio

companies with each other and with certain affiliated investment entities.

Applicants: Diameter Credit Company, Diameter Principal Finance LLC, Diameter Principal

Finance Partnership LP, Diameter Capital Partners LP, Diameter CLO Advisors LLC, Diameter

Master Fund LP, Diameter Dislocation Master Fund LP, Diameter Dislocation Master Fund II

LP, DCMALT LP, DCP IG Fund LP, Diameter Credit Funding I, Ltd., Diameter Credit Funding

II, Ltd., Diameter Credit Funding III, Ltd., Diameter Credit Funding IV, Ltd., Diameter Capital

CLO 1 Ltd., Diameter Capital CLO 2 Ltd., Diameter Capital CLO 3 Ltd., Diameter Capital CLO

4 Ltd., Diameter Capital CLO 5 Ltd.

Filing Dates: The application was filed on July 25, 2023, and amended on October 31, 2023.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless

the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below.   Hearing requests should be received by the Commission by 5:30 p.m. on, February 26, 2024, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Shailini Rao, Diameter Capital Partners LP, at srao@diametercap.com; and Rajib Chanda, Simpson Thacher & Bartlett LLP, Rajib.Chanda@stblaw.com; and Steven Grigoriou, Simpson Thacher & Bartlett LLP, Steven.Grigoriou@stblaw.com.

FOR FURTHER INFORMATION CONTACT: Taylor Evenson, Senior Counsel, or Terri Jordan, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' amended and restated application, dated October 30, 2023, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system.

The SEC's EDGAR system may be searched at

http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the

SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.